 Exhibit 99.1

SNDL Reports Fourth Quarter and Full Year 2024 Financial and Operational Results

The Company reports Record Full Year Net Revenue, Gross Profit and Gross Margin, as well as positive Cash Flow and Free Cash Flow

CALGARY, AB, March 18, 2025 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL" or the "Company") reported its financial and operational results for the full year and fourth quarter ended December 31, 2024. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated.

SNDL has also posted a supplemental investor presentation and shareholder letter on its website, found at https://sndl.com.

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Tuesday, March 18, 2025. The conference call details can be found below.

MANAGEMENT HIGHLIGHTS

  Net revenue for the fourth quarter of 2024 was $257.7 million, and $920.4 million for the full year of 2024, representing growth of +3.7% and +1.3%, respectively, when compared to the same periods of the previous year. Both the quarter and the full year represent new records for the corporation, driven by strong growth from our combined Cannabis business of +16.5% in the fourth quarter and +10.6% over the full year.
  Gross profit also reached new records, with $68.8 million in the fourth quarter of 2024, and $240.3 million for the full year, representing growth of +20.0% and +26.2%, respectively, when compared to the same periods of the previous year.
  Gross margin (1) of 26.7% in the fourth quarter of 2024 and 26.1% for the full year are also new records, representing improvements of +3.6 and +5.2 percentage points, respectively, when compared to the same periods of the previous year.
  Operating loss was $(76.1) million for the fourth quarter of 2024, driven by a negative valuation adjustment of the SunStream portfolio of $(65.7) million, a Spiritleaf intangible write-off of $(15.0) million, and restructuring charges of $(0.6) million. Excluding these exceptional items adding up to $(81.3) million, our underlying Operating Income would have been positive for the quarter. These exceptional items largely contributed to the full year reported Operating loss of $(103.8) million.
  Cash flow was negative by $(44.6) million in the fourth quarter of 2024, driven by the acquisition of Nova's minority equity interest, as well as the repurchase of SNDL's common shares. Full-year cash flow was positive by $23.3 million.
  Free cash flow (1) was positive both in the fourth quarter of 2024, at $11.6 million, and for the full year, at $8.9 million.

"We are pleased with the continued progress reflected in our fourth-quarter and full-year 2024 results, as we set new records and exceeded our commitment to achieving break-even free cash flow for the year. We have accomplished this while continuing to transform our business by investing in growth opportunities and strengthening our organizational capabilities. The SNDL team remains dedicated to raising the bar in 2025 and beyond," said Zach George, Chief Executive Officer of SNDL.

"During the fourth quarter of 2024 and the first months of 2025 up to this date, we took several strategic steps to enhance our foundation for long-term success and shareholder value:

  Completed the privatization of Nova Cannabis Inc. through the acquisition of the remaining minority equity interest
  Acquired business and assets of Indiva Inc. ("Indiva"), positioning SNDL as the largest manufacturer of infused edibles in Canada
  Received approval from the Florida Department of Health for the transfer of the Parallel (Surterra Holdings, Inc.) license - an important milestone and prerequisite for completing the Parallel restructuring process
  Repurchased 10,764,107 SNDL common shares for cancellation at an average price of US$1.81 per share
  Acquired 4,350,000 common shares of High Tide Inc. ("High Tide"), equivalent to 5.4% ownership

In addition to these achievements, the Company has applied for listing of its common shares on the Canadian Securities Exchange ("CSE") and anticipate the CSE listing to go live in April 2025, providing our shareholders with increased flexibility and optionality.

The progress made during the last year in operational performance and financial discipline is undeniable, and we are encouraged by the many opportunities we still have ahead of us. Our strong balance sheet, including $218.4 million of unrestricted cash as of December 31, 2024, is not only a competitive differentiator but also gives us the flexibility to thoughtfully deploy capital into organic and inorganic investments with attractive returns. Our plan is to continue building strong fundamentals, as we expect to build momentum through 2025 with the goal of generating $100 million in positive annual free cash flow within the next three years.

We want to thank our employees for their dedication and passion in delivering the progress we made during the last year, as well as our shareholders for their continued trust and support," concluded Zach George.

TOTAL COMPANY HIGHLIGHTS

	Three months ended December 31				Year ended December 31
($000s)	2024	2023	% Change		2024	2023	% Change
IFRS Financial Measures
Net revenue	257,679	248,450	3.7%		920,448	909,006	1.3%
Gross profit	68,799	57,336	20.0%		240,331	190,415	26.2%
Operating loss	(76,089)	(85,017)	10.5%		(103,811)	(163,171)	36.4%
Change in cash and cash equivalents	(44,617)	(6,942)	-543%		23,318	(84,545)	128%

Non-IFRS Financial Measures (1)
Gross margin	26.7%	23.1%	3.6	pp	26.1%	20.9%	5.2	pp
Adjusted operating loss	(60,472)	(27,094)	-123%		(86,144)	(98,028)	12%
Free cash flow	11,625	1,383	741%		8,872	(60,883)	115%

(1)	Gross Margin is a supplementary financial measure calculated by dividing Gross Profit by Net Revenue. Adjusted operating income (loss) and Free Cash Flow are specified financial measures that do not have a standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures reported by other companies. See "Non-IFRS Measures" section below for further information.

BUSINESS SEGMENT HIGHLIGHTS

SNDL's business is operated and reported in four segments: Liquor Retail, Cannabis Retail, Cannabis Operations and Investments. Corporate and Shared Service expenses, as well as the revenue elimination associated with the Cannabis Operations sales to the provincial boards that are expected to be subsequently repurchased by the Company's licensed retail subsidiaries for resale, are reported as "Corporate".

	Three months ended December 31			Year ended December 31
($000s)	2024	2023	% Change	2024	2023	% Change
Net Revenue
Liquor Retail	154,080	159,493	-3.4%	555,259	578,895	-4.1%
Cannabis Retail	83,170	75,152	10.7%	311,689	289,980	7.5%
Cannabis Operations	37,092	26,044	42.4%	109,470	87,071	25.7%
Investments	—	—	0%	—	—	0%
Corporate	(16,663)	(12,239)	-36.1%	(55,970)	(46,940)	-19.2%
Total	257,679	248,450	3.7%	920,448	909,006	1.3%

Operating Income
Liquor Retail	12,325	10,120	21.8%	34,781	24,655	41.1%
Cannabis Retail	(8,997)	(849)	-959.7%	(1,742)	4,840	-136.0%
Cannabis Operations	4,391	(65,749)	106.7%	2,663	(112,744)	102.4%
Investments	(63,724)	(5,217)	-1121.5%	(50,013)	11,746	-525.8%
Corporate	(20,084)	(23,322)	13.9%	(89,500)	(91,668)	2.4%
Total	(76,089)	(85,017)	-10.5%	(103,811)	(163,171)	400.2%

Adjusted Operating Income
Liquor Retail	12,325	10,120	21.8%	34,781	24,655	41.1%
Cannabis Retail	6,003	(849)	807.1%	13,258	4,840	173.9%
Cannabis Operations	4,439	(7,715)	157.5%	3,091	(52,728)	105.9%
Investments	(63,724)	(5,217)	-1121.5%	(50,013)	11,746	-525.8%
Corporate	(19,515)	(23,433)	16.7%	(87,261)	(86,541)	-0.8%
Total	(60,472)	(27,094)	-1355.1%	(86,144)	(98,028)	133.4%

Liquor Retail

SNDL is Canada's largest private sector liquor retailer, operating at March 17, 2025 in 165 locations, predominantly in Alberta, under its three retail banners: "Wine and Beyond" (13), "Liquor Depot" (19), and "Ace Liquor" (133).

	Three months ended December 31				Year ended December 31
($000s)	2024	2023	% Change		2024	2023	% Change
Net Revenue	154,080	159,493	-3.4%		555,259	578,895	-4.1%
Gross Profit	38,236	38,396	-0.4%		139,706	137,286	1.8%
Gross margin	24.8%	24.1%	0.7	pp	25.2%	23.7%	1.4	pp
Operating Income	12,325	10,120	21.8%		34,781	24,655	41.1%
Adjusted Operating Income	12,325	10,120	21.8%		34,781	24,655	41.1%
  Net revenue for Liquor Retail continued to decline in the fourth quarter of 2024, although at a slightly slower pace than in previous quarters, as we continue to experience market demand softness. Same store sales (2) decreased by -3.5% in the fourth quarter, and -4.6% for the full year.
  Operating Income expanded significantly in both the fourth quarter and the full year, despite the revenue declines, driven by the introduction early in the year of our proprietary data licensing program, enhanced pricing and mix management strategies, including private label expansion at accretive margins, as well as cost optimization and in-store productivity improvements.
(2)	Same store sales are specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the "Non-IFRS Financial Measures and Other Measures" section of this MD&A for further information.

Cannabis Retail

SNDL is one of Canada's largest private-sector cannabis retailer, operating at March 17, 2025 in 185 locations under its three retail banners: "Value Buds" (117), "Spiritleaf" (67, of which 8 are corporate stores and 59 are franchise stores), and "Superette" (1). The Company's Cannabis Retail strategy is based on several pillars, including the quality of its store locations, its range of products, and the unique experiences provided to customers. Using data and insights from a large volume of monthly transactions enables SNDL to leverage technology and analytics to inform and improve its retail strategy.

	Three months ended December 31				Year ended December 31
($000s)	2024	2023	% Change		2024	2023	% Change
Net Revenue	83,170	75,152	10.7%		311,689	289,980	7.5%
Gross Profit	20,490	20,045	2.2%		78,827	73,690	7.0%
Gross margin	24.6%	26.7%	-2.0	pp	25.3%	25.4%	-0.1	pp
Operating Income	(8,997)	(849)	-959.7%		(1,742)	4,840	-136.0%
Adjusted Operating Income	6,003	(849)	807.1%		13,258	4,840	173.9%
  Net revenue for Cannabis Retail grew dynamically over the full year, and particularly in the fourth quarter, as our Value Buds banner continues to gain market share, and we also run some additional promotional activities in the fourth quarter. Same store sales increased by +6.3% in the fourth quarter, and +3.5% over the full year.
  Operating Income was impacted in the fourth quarter by a $15 million Spiritleaf intangible asset impairment, as we have converted several Spiritleaf stores into Value Buds. These conversions are increasing revenue, profitability and cash flow, and therefore create shareholder value. However, when the profit pool associated with the Spiritleaf intangible asset was reduced, it triggered the one-time non-cash impairment.
  Adjusted Operating Income excludes the Spiritleaf intangible impairment, showing the underlying operational profitability of the segment, which has seen a material improvement when compared to the previous year, both in the fourth quarter and the full year.

Cannabis Operations

SNDL has a diverse brand portfolio from value to premium, emphasizing premium inhalable formats and a full suite of 2.0 products. With enhanced procurement capabilities and plans to continue evolving toward a cost-effective cultivation and manufacturing operation, the Cannabis Operations segment is a key enabler of SNDL's vertical integration strategy.

	Three months ended December 31				Year ended December 31
($000s)	2024	2023	% Change		2024	2023	% Change
Net Revenue	37,092	26,044	42.4%		109,470	87,071	25.7%
Gross Profit	10,073	(1,105)	1011.6%		21,798	(20,561)	206.0%
Gross margin	27.2%	-4.2%	31.4	pp	19.9%	-23.6%	43.5	pp
Operating Income	4,391	(65,749)	106.7%		2,663	(112,744)	102.4%
Adjusted Operating Income	4,439	(7,715)	157.5%		3,091	(52,728)	105.9%
  Cannabis Operations reported a significant step up in revenues and profitability throughout the year, and particularly in the fourth quarter of 2024.
  Net revenue expansion is driven by increased provincial board and Business-to-Business distribution and a continued focus on consumer innovation, quality and operational efficiencies. Reported revenue includes $7.5 million from Indiva between November 4 and December 31, 2024.
  Gross profit and Operating Income improvements are driven by efficiency improvements from scale as well as productivity initiatives.

Investments

  As of December 31, 2024, the Company has deployed capital to a portfolio of cannabis-related investments with a carrying value of $449.1 million, including $413.1 million to SunStream Bancorp Inc. ("SunStream"). This carrying value was reduced by $51.3 million during the fourth quarter of 2024, mainly driven by a negative valuation adjustment of the SunStream portfolio.
  In the fourth quarter of 2024, the investment portfolio generated negative operating income of $(63.7) million, including a $(65.7) million negative valuation adjustment of equity-accounted investees (SunStream portfolio). This non-cash valuation adjustment is the consequence of multiple factors, including increased U.S. industry risk and volatility following the negative adult use Florida vote last November, as well as the worsening performance of Parallel and Skymint investments due to delays in the completion of their restructuring process while operating in challenging competitive environments.
  The negative Florida election vote to legalize adult use cannabis in this state is seen as an unfavorable development by the industry and the investor community, as evidenced by the significant declines in equity valuation of different Cannabis multi-state-operators. For SNDL's investment in SunStream assets, we find a positive in this development, as it gives Parallel more time to complete its restructuring process without the additional competitive pressure of a changing market environment.
  Subsequent to the end of the fourth quarter, on February 4, 2025, the Florida Department of Health approved the transfer of Parallel's license. While a few additional steps are still required, this is an important milestone in completing Parallel's restructuring process.
  On March 17, 2025 the Company announced the purchase of 4,350,000 common shares of High Tide, equivalent to 5.4% ownership, at an average price of US$2.46 per share.

Equity Position

  $667.6 million of unrestricted cash, marketable securities and investments, including investments in equity-accounted investees, and no outstanding debt at December 31, 2024, resulting in a net book value of $1.1 billion.
  On November 14, 2024, the Company announced that its board of directors had approved a renewal of the share repurchase program upon its expiry on November 20, 2024. The Company's share repurchase program continues to be available to lower the outstanding share float. SNDL will continue to assess opportunities to utilize the program to the extent that management believes it is in the best interest of SNDL's shareholders. During the three months ending December 31, 2024, the Company repurchased 5,002,372 common shares for cancelation at an average price of US$1.84 per share. Subsequent to the quarter end, in January and February 2025 the Company repurchased an additional 5,761,735 common shares for cancellation at an average price of US$1.79 per share. This brings the total number of common shares repurchased during the last 6 months to a total of 10,764,107 at an average price of US$1.81 per share.

This press release is intended to be read in conjunction with the Company's consolidated financial statements and the notes thereto for the years ended December 31, 2024 and 2023, and the accompanying Management's Discussion and Analysis. These documents are available under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

CONFERENCE CALL

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Tuesday, March 18, 2025.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:

https://edge.media-server.com/mmc/p/yxxmbsby

REPLAY

A replay of the webcast will be available at https://sndl.com/financials/quarterly-results/default.aspx

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf and Superette. With products available in licensed cannabis retail locations nationally, SNDL's consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's operational goals and plans, the anticipated impact of the Company's strategic steps on long-term success and shareholder value, the Company's intentions to activate a listing on the CSE and anticipated timing thereof, the anticipated benefit of the Company's strong balance sheet, the Company's strategy with respect to its operating segments, the impact of the negative Florida election vote to legalize adult use cannabis, expectations with respect to the Parallel restructuring process, the Company's margin improvement initiatives, the Company's ability to achieve long-term, sustainable profitability, growth and efficiencies, the Company's long-term strategic plan, the benefits of the Company's Investment Segment portfolio, expectations with respect to sharing information with investors, the Company's retail strategy, expectations with respect to the Company's Cannabis Operations segment, the Company's vertical integration strategy, the Company's proprietary data licensing program, expansion of product offerings (including the expected expansion of the Company's private labels), performance of the Company's investments, including through the SunStream joint venture and SunStream USA Group, expectations with respect to the SunStream USA Group, the timing and closing of the transactions with Parallel and Skymint, potential local and international regulatory changes, the share repurchase program, including the anticipated benefits thereof, and any other potential forms of shareholder value creation. Forward-looking statements are frequently characterized by words such as "aim", "anticipate", "assume", "believe", "contemplate", "continue", "could", "due", "estimate", "expect", "goal", "intend", "may", "objective", "plan", "predict", "potential", "positioned", "pioneer", "seek", "should", "target", "will", "would", and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company's business and the industry in which it operates and management's beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Risk Factors" in the Company's Annual Information Form dated March 18, 2025, and the risk factors included in our other public disclosure documents for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Condensed Consolidated Statement of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts)

	Year ended December 31
	2024	2023
Net revenue	920,448	909,006
Cost of sales	680,117	718,591
Gross profit	240,331	190,415

Investment income	15,551	5,259
Share of (loss) profit of equity-accounted investees	(65,459)	6,758

General and administrative	187,243	199,725
Sales and marketing	12,004	15,045
Research and development	346	324
Depreciation and amortization	54,250	60,216
Share-based compensation	20,037	15,400
Restructuring costs	2,667	19,573
Asset impairment, net	17,317	54,967
Loss on disposition of assets	370	353
Operating loss	(103,811)	(163,171)

Other expenses, net	(1,798)	(8,845)
Loss before income tax	(105,609)	(172,016)
Income tax recovery	9,405	—
Net loss from continuing operations	(96,204)	(172,016)
Net loss from discontinued operations	—	(4,535)
Net loss	(96,204)	(176,551)

Equity-accounted investees - share of other comprehensive income (loss)	31,489	(12,771)
Investments at FVOCI - change in fair value	1,864	—
Comprehensive loss	(62,851)	(189,322)

Net loss from continuing operations attributable to:
Owners of the Company	(94,796)	(168,125)
Non-controlling interest	(1,408)	(3,891)
	(96,204)	(172,016)
Net loss attributable to:
Owners of the Company	(94,796)	(172,660)
Non-controlling interest	(1,408)	(3,891)
	(96,204)	(176,551)
Comprehensive loss attributable to:
Owners of the Company	(61,443)	(185,431)
Non-controlling interest	(1,408)	(3,891)

Condensed Consolidated Statement of Financial Position
(Expressed in thousands of Canadian dollars)

As at	December 31, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents	218,359	195,041
Restricted cash	19,815	19,891
Marketable securities	139	225
Accounts receivable	28,118	27,059
Biological assets	1,187	429
Inventory	127,919	129,060
Prepaid expenses and deposits	16,860	22,464
Investments	27,560	3,400
Assets held for sale	19,051	6,375
Net investment in subleases	2,832	2,970
	461,840	406,914
Non-current assets
Long-term deposits and receivables	3,679	4,837
Right of use assets	115,435	129,679
Property, plant and equipment	145,810	152,916
Net investment in subleases	15,354	18,396
Intangible assets	61,325	73,149
Investments	8,427	29,660
Equity-accounted investees	413,124	538,331
Goodwill	124,248	119,282
Total assets	1,349,242	1,473,164

Liabilities
Current liabilities
Accounts payable and accrued liabilities	56,275	68,210
Lease liabilities	34,256	30,537
Derivative warrants	26	4,400
	90,557	103,147
Non-current liabilities
Lease liabilities	118,017	136,492
Other liabilities	7,312	4,185
Total liabilities	215,886	243,824

Shareholders' equity
Share capital	2,346,728	2,375,950
Warrants	667	2,260
Contributed surplus	57,156	73,014
Contingent consideration	—	2,279
Accumulated deficit	(1,323,965)	(1,260,851)
Accumulated other comprehensive income	52,770	19,417
Total shareholders' equity	1,133,356	1,212,069
Non-controlling interest	—	17,271
Total liabilities and shareholders' equity	1,349,242	1,473,164

Condensed Consolidated Statement of Cash Flows
(Expressed in thousands of Canadian dollars)

	Year ended December 31
	2024	2023
Cash provided by (used in):
Operating activities
Net loss for the period	(96,204)	(176,551)
Adjustments for:
Income tax recovery	(9,405)	—
Interest and fee income	(15,637)	(14,517)
Change in fair value of biological assets	(892)	7,936
Share-based compensation	20,037	15,400
Depreciation and amortization	56,711	64,946
Loss on disposition of assets	370	353
Inventory impairment and obsolescence	3,707	30,644
Finance costs, net	7,161	11,362
Change in estimate of fair value of derivative warrants	(4,374)	(6,602)
Unrealized foreign exchange loss	108	(13)
Transaction costs	164	1,221
Bargain purchase gain	(5,456)	—
Asset impairment, net	17,317	54,967
Share of loss (profit) of equity-accounted investees	65,459	(6,758)
Realized loss on settlement of marketable securities	—	138,874
Unrealized loss (gain) on marketable securities	86	(129,616)
Proceeds from settlement of marketable securities	—	6,704
Income distributions from equity-accounted investees	10,715	—
Interest received	12,494	13,563
Change in non-cash working capital	(7,447)	(32,875)
Net cash provided by (used in) operating activities from continuing operations	54,914	(20,962)
Net cash provided by operating activities from discontinued operations	—	4,314
Net cash provided by (used in) operating activities	54,914	(16,648)
Investing activities
Additions to property, plant and equipment	(8,615)	(7,845)
Additions to intangible assets	(2,404)	(87)
Changes to investments	(22,617)	(732)
Capital refunds (contributions) to equity-accounted investees	168	(25,089)
Capital distributions from equity-accounted investees	89,758	—
Proceeds from disposal of property, plant and equipment	734	1,213
Acquisitions, net of cash acquired	(39,644)	3,695
Change in non-cash working capital	383	4,028
Net cash provided by (used in) investing activities	17,763	(24,817)
Financing activities
Change in restricted cash	76	(553)
Payments on lease liabilities, net	(36,952)	(41,013)
Repurchase of common shares	(13,219)	(1,536)
Proceeds from issuance of shares, net of costs	(59)	—
Issuance of common shares by subsidiaries	174	—
Distributions declared by subsidiaries	—	(20)
Change in non-cash working capital	621	42
Net cash used in financing activities	(49,359)	(43,080)
Change in cash and cash equivalents	23,318	(84,545)
Cash and cash equivalents, beginning of period	195,041	279,586
Cash and cash equivalents, end of period	218,359	195,041

NON-IFRS MEASURES

Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company's operating results in the same manner as the management team.

ADJUSTED OPERATING INCOME (LOSS)
Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted to un-adjusted operating income (loss) for the periods noted.

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended December 31, 2024
Operating income (loss)	12,325	(8,997)	4,391	(63,724)	(20,084)	(76,089)
Adjustments:
Restructuring costs	—	—	48	—	569	617
Goodwill and intangible asset impairments	—	15,000	—	—	—	15,000
Adjusted operating income (loss)	12,325	6,003	4,439	(63,724)	(19,515)	(60,472)

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended December 31, 2023
Operating income (loss)	10,120	(849)	(65,749)	(5,217)	(23,322)	(85,017)
Adjustments:
Restructuring costs (recovery)	—	—	13,398	—	(111)	13,287
Goodwill and intangible asset impairments	—	—	29,000	—	—	29,000
Impairments triggered by restructuring	—	—	15,636	—	—	15,636
Adjusted operating income (loss)	10,120	(849)	(7,715)	(5,217)	(23,433)	(27,094)

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Year ended December 31, 2024
Operating income (loss)	34,781	(1,742)	2,663	(50,013)	(89,500)	(103,811)
Adjustments:
Restructuring costs	—	—	428	—	2,239	2,667
Goodwill and intangible asset impairments	—	15,000	—	—	—	15,000
Adjusted operating income (loss)	34,781	13,258	3,091	(50,013)	(87,261)	(86,144)

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Year ended December 31, 2023
Operating income (loss)	24,655	4,840	(112,744)	11,746	(91,668)	(163,171)
Adjustments:
Restructuring costs	—	—	14,446	—	5,127	19,573
Goodwill and intangible asset impairments	—	—	29,934	—	—	29,934
Impairments triggered by restructuring	—	—	15,636	—	—	15,636
Adjusted operating income (loss)	24,655	4,840	(52,728)	11,746	(86,541)	(98,028)

GROSS MARGIN

Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted.

FREE CASH FLOW

Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance, providing information which management believes to be useful in understanding and evaluating the Company's ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended December 31		Year ended December 31
($000s)	2024	2023	2024	2023
Change in cash and cash equivalents	(44,617)	(6,942)	23,318	(84,545)
Adjustments
Repurchase of common shares	13,219	—	13,219	1,536
Changes to long-term investments	5,033	8,325	(67,309)	25,821
Acquisitions, net of cash acquired	37,990	—	39,644	(3,695)
Free cash flow	11,625	1,383	8,872	(60,883)

SAME STORE SALES
Same store sales is a non-IFRS financial measure which the Company uses to evaluate its financial performance in its retail segments. Same store sales provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company's sales trends excluding the effect of the opening and closure of stores.

Same store sales refers to the revenue generated by the Company's existing retail locations during the current and prior comparison periods.

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SOURCE SNDL Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2025/18/c5467.html

%CIK: 0001766600

For further information: For more information: Tomas Bottger, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 07:00e 18-MAR-25